Exhibit 99.1

Perion Announces Adoption of Unified ID 2.0 Powered by The Trade
Desk to Bridge First-Party Data and Omnichannel Scale

Identity Solution Enables Advertisers to Reach Authenticated Audiences with Precision in
Uncertain Cookieless Environments

New York & Tel Aviv– March 17, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today its adoption of Unified ID 2.0 (UID2). The identifier allows advertisers to target the right audiences effectively across devices without compromising user trust. Powering the tool through global advertising technology leader The Trade Desk, Perion’s adoption of UID2 emphasizes the Perion One strategy and reinforces our commitment to simplifying digital marketing, enhancing advertising effectiveness, and prioritizing user needs.

UID2 converts first-party data, such as an email or mobile number, into a hashed and salted identifier. This protects personally identifiable information (PII) while enabling effective and personalized programmatic advertising. As privacy regulations evolve, this solution empowers publishers, advertisers, and digital advertising platforms to harness first-party data, enabling authenticated audience targeting and precise campaign measurement.

Working alongside Perion’s proprietary technologies, including SORT®, UID2 enhances audience verification and targeting capabilities. This demonstrates Perion’s dedication to comply with responsible data practices and deliver relevant ads to authenticated audiences. It also ensures future readiness in adapting to the challenges of an uncertain cookieless world, while fostering collaboration with industry leaders through UID2’s open-source framework.

“Our adoption of Unified ID 2.0 aligns seamlessly with Perion’s mission to connect the dots between data, creative, and channels in an advertising environment that emphasizes transparency,” said Tal Jacobson, CEO of Perion. “Embracing this solution not only underscores our strategic partnerships with top-tier advertising technology partners like The Trade Desk but also equips our customers with advanced, easy-to-use solutions that co-exist alongside our proprietary technologies and solutions within our Perion One platform.”

“Partnering with Perion, we’re expanding their future-proof offerings for advertisers to include Unified ID 2.0,” said Jaime Nash, Director of Product Marketing at The Trade Desk. “With an audience-first approach, we are helping advertisers drive more relevant and impactful campaigns while prioritizing consumer data safety that still delivers personalized ad experiences.”

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com

About The Trade Desk

The Trade Desk™ is a technology company that empowers buyers of advertising. Through its self-service, cloud-based platform, ad buyers can create, manage, and optimize digital advertising campaigns across ad formats and devices. Integrations with major data, inventory, and publisher partners ensure maximum reach and decisioning capabilities, and enterprise APIs enable custom development on top of the platform. Headquartered in Ventura, CA, The Trade Desk has offices across North America, Europe, and Asia Pacific. To learn more, visit thetradedesk.com or follow us on Facebook, Twitter, LinkedIn and YouTube.

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com